Aurora Cannabis to Acquire leading Greenhouse Crop Consulting company, HotHouse Consulting Inc.

Further Strengthening Aurora's Technologically Advanced Hybrid Greenhouse Operations

TSX: ACB

EDMONTON, Aug. 7, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) announced today that it has entered into a letter of intent whereby Aurora intends to acquire the cannabis business of HotHouse Consulting Inc. ("HotHouse"), a provider of advanced greenhouse consulting services.

Founded by industry veteran Laust Dam in 2004, HotHouse specializes in hybrid greenhouse growing techniques. Since its founding, HotHouse has consulted on a variety of agricultural crops but has focused in recent years on the specialized requirements of large scale cannabis production. With more than 70 years of combined experience, HotHouse's team of consultants currently provide services for approximately 50 customers globally. Upon closing of the acquisition, Laust Dam will join Aurora Larssen Projects ("ALPS") as VP of Horticultural Development.

Through this acquisition, Aurora enhances ALPS post-construction services offering, providing customers with ongoing support and consulting by HotHouse's crop specialists. These services will include grower training to ensure ALPS designed facilities continue to run at optimal efficiency following client handover in addition to crop planning, irrigation strategies, control, nutrition, climate and integrated pest management. Aurora and its clients also gain industry leading insight and knowledge of large scale, component-based irrigation systems which offer more precision but require a detailed operational understanding. For example, the systems deployed at Aurora Sky in Alberta require the ability to monitor crop health, determine deficiencies and make corrections while being aware of several interrelating factors. Producing results such as an improvement of just 1% in this area will yield measurable increases in top line annual revenue growth from a facility of Aurora Sky's scale.

Management Commentary

"Developing efficient and technologically advanced greenhouses allows Aurora to produce and harvest the highest quality cannabis at incredible scale while maintaining unmatched, ultra-low costs per gram, per square foot, per year" said Thomas Larssen, President of Aurora Larssen Projects. "Through the addition of Laust and the entire team at HotHouse, ALPS gains significant insight and experience that we can apply to our industry leading cultivation design, engineering and consulting projects. With the significant exposure and strategic support gained through the backing of Aurora, ALPS has emerged as the cannabis industry's preeminent hybrid greenhouse engineering and consulting partner."

Laust Dam, Founder of HotHouse Consulting, added, "Managing potential disease, varying climate conditions, energy use, and emergencies become greatly amplified in a greenhouse environment. Together with ALPS, we can leverage our existing relationships with key technology providers and the latest implementation techniques along with our collective insight to develop the most advanced hybrid greenhouse facilities."

Closing of the transaction is subject to the completion of definitive agreements and approval of the TSX.

Option and RSU grants

The Company granted a total of 1,940,000 options to purchase common shares of Aurora to Officers of the Company. The options vest annually over 36 months and are exercisable at $7.39 per common share. Additionally, the Company granted a total of 345,000 restricted stock units to officers of the Company, vesting annually over 36 months.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 570,000 kg per year and sales and operations in 14 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at ultra-low costs. Intended to be replicable and scalable globally, these production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and ultra-low per gram production costs. Each of Aurora's facilities is built to meet European Union (EU) GMP standards, and both its first production facility and its wholly owned European medical cannabis distributor Pedanios have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes nine companies acquired –MedReleaf, CanvasRX, Peloton Pharmaceutical, Pedanios, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, and Anandia Labs - Aurora is distinguished by its reputation as a partner of choice and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: The Green Organic Dutchman Holdings Ltd. (TSX: TGOD), Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Namaste Technologies Inc. (TSXV: N), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com, Twitter or Instagram

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.

The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Terry Booth, CEO
Aurora Cannabis Inc.

SOURCE Aurora Cannabis Inc.

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For further information: For Media: Heather MacGregor, +1.416.509.5416, heather.macgregor@auroramj.com, www.auroramj.com; For Investors: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com, https://investor.auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com, https://investor.auroramj.com; U.S. investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com /ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 07:00e 07-AUG-18